April 24, 2013

Via EDGAR and BY HAND

Michael McTiernan,

Assistant Director,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	IntercontinentalExchange Group, Inc. Amendment No. 1 to the Registration Statement on Form S-4
(File No. 333-187402)

Dear Mr. McTiernan:

This letter responds to the letter, dated April 12, 2013, to Johnathan H. Short, Esq., Senior Vice President, General Counsel and Corporate Secretary, and Andrew J. Surdykowski, Vice President and Associate General Counsel, of IntercontinentalExchange, Inc. (“ICE”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced amended registration statement on Form S-4 of IntercontinentalExchange Group, Inc. (“ICE Group”), including the joint proxy statement/prospectus contained therein, filed with the Commission on April 9, 2013 (the “Registration Statement”).

For your convenience, we have reproduced the Staff’s comment below and provided a response below the comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

NYSE Euronext Unaudited Prospective Financial Information, page 113

ICE Unaudited Prospective Financial Information, page 115

1.	We note the disclosure indicating that the management of NYSE and ICE believed the assumptions and estimates underlying the disclosed projected financial information provided to the financial advisors were reasonable at the time provided. Please confirm to us your understanding that to the extent either management team no longer believes that the assumptions and estimates underlying these projections are reasonable, the registration statement must be updated appropriately prior to effectiveness.

April 24, 2013

On behalf of the management of NYSE Euronext and ICE, we hereby confirm that each understands the obligation to amend the Registration Statement prior to effectiveness to the extent management of either company no longer believes that the assumptions and estimates underlying such company’s respective unaudited prospective financial information disclosed in the Registration Statement are reasonable.

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April 24, 2013

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4175 or clarkinc@sullcrom.com, John Evangelakos at (212) 558-4260 or evangelakosj@sullcrom.com, or Audra D. Cohen at (212) 558-3275 or cohena@sullcrom.com.

Sincerely,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

cc:	Johnathan H. Short
Andrew J. Surdykowski
(IntercontinentalExchange, Inc.)

John Evangelakos
Audra D. Cohen
(Sullivan & Cromwell LLP)

David C. Karp
(Wachtell, Lipton, Rosen & Katz)